UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 19 April 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

March 2016 Quarter Gold Fields Trading Statement and Operating Update

JOHANNESBURG. 19 April 2016
Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2016. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.
UNITED STATES DOLLARS
Quarter
Key Statistics
March
2016
December
2015
March
2015
Gold produced* oz (000)
515
566 501
Tonnes milled/treated 000
8,589
8,386 8,173
Revenue US$/oz
1,192
1,092 1,198
Operating costs US$/tonne
40
41 44
All-in sustaining costs US$/oz
961
929 1,143
Total all-in cost US$/oz
986
942 1,164
*All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 5 per cent of Group production.
Stock data for the 3 months ended 31 March 2016
NYSE – (GFI)
Number of shares in issue Range – Quarter US$2.86 – US$4.56
– at end March 2016 781,387,425 Average Volume – Quarter 7,257,014 shares/day
– average for the quarter 778,124,367
Free Float 100 per cent
JSE Limited – (GFI)
ADR Ratio 1:1
Range – Quarter
ZAR43.50 – ZAR69.50
Bloomberg/Reuters GFISJ/GFLJ.J
Average Volume – Quarter
3,478,107 shares/day
Statement by Nick Holland, Chief Executive Officer of Gold Fields
OVERVIEW AND UPDATE
Gold Fields has had a solid start to 2016. Attributable equivalent gold production for the quarter was 3% higher YoY (9%
lower QoQ) at 515koz, but importantly tracking FY16 guidance. Encouragingly, all eight operations exceeded their planned production for the quarter. All-in sustaining costs (AISC) were 16% lower YoY (3% higher QoQ) at US$961/oz and all-in costs
(AIC) were 15% lower YoY (5% higher QoQ) at US$986/oz. Both AISC and AIC are tracking below the cost guidance for the full year provided in February 2016. The average US$ gold price achieved was largely unchanged YoY at US$1,192/oz, but was 9% or US$100/oz higher QoQ. The average Australian dollar for the quarter was 0.72 (9% weaker YoY and flat QoQ), while the average rand for the quarter was 15.79 (35% weaker YoY and 12% weaker QoQ).
Q1 2016 operational performance
Despite being a seasonally weak quarter for South African mines, South Deep managed to absorb some of the impact of the
Christmas holidays due to production from voluntary shifts worked over the holiday period. Production from the mine was
75% higher YoY and only 7% lower QoQ at 64koz. Consequently, AIC was 20% lower YoY and 18% higher QoQ in rand terms (largely due to lower production) at R616,706/kg (US$1,215/oz). The transition to high profile (HP) destress mining, which commenced in H2 2015, progressed during Q1 2016, increasing 51% QoQ to 4,517 square meters. HP destress accounted for 44% of total destress meters at the mine in Q1 2016.

March 2016 Quarter Gold Fields Trading Statement and Operating Update
Managed production in Ghana for Q1 2016 was 181koz, up 4% YoY (down 3% QoQ), with AIC of US$1,028/oz, down 21%
YoY (up 11% QoQ). Gold equivalent production at Cerro Corona was down 6% YoY (5% QoQ) at 63koz, with AIC of US$709 per equivalent ounce, down 34% QoQ (up 6% YoY). The Australian region produced 225koz for the quarter, down 7% YoY
(down 14% QoQ), with AIC of A$1,254/oz (US$904/oz), up 1% YoY (9% QoQ) in A$ terms.
The evaluation of various options for our Damang mine in Ghana are ongoing. We are on track to make a decision and provide an update to the market by mid-year.
Strengthening the balance sheet
In February 2016, we bought back US$148m of our US$1bn 4.875% guaranteed notes due 7 October 2020 through a tender offer, utilising our existing available revolving credit facilities, at 88% of nominal value.
Subsequently, in March, we successfully completed a R2.3bn (US$150m) accelerated equity raising by way of a private placement to institutional investors. The net proceeds from the Placing was applied to the existing US$ revolving credit facility that was utilised to purchase the Notes.
The net effect of these transactions, is a reduction in the net debt to EBITDA ratio, on a pro forma basis, from 1.38x to 1.21x, as at 31 December 2015, which moves us closer to achieving one of our key strategic objectives of net debt to EBITDA of
1.0x.
Development agreement concluded in Ghana
One of the key highlights of the quarter, was the conclusion of a development agreement with the Government of Ghana for both Tarkwa and Damang. We commend the Government of Ghana for creating a fair and competitive environment in the country. This important step provides the platform for targeting many years of sustainable production by Gold Fields in Ghana.
The highlights of the agreement include:
·
A reduction in the corporate tax rate from 35.0% to 32.5%, effective 17 March 2016; and
·
A change in the royalty rate from a flat 5% of revenue to a sliding scale royalty based on the gold price, with effect from 1 January 2017, which would be 3% of revenue up to a gold price of US$1,300/oz.
Success in native title appeal
At the end of the quarter, the Full Court of the Federal Court of Australia overturned a July 2014 Federal Court decision that the re-grant of certain tenements to St Ives in 2004 by the State was not compliant with the correct processes in the Native
Title Act 1993 (Cth). The decision provides clarity on the status of our tenements and we will continue to openly engage with the Ngadju People, and all other community stakeholders in relation to our operations in Australia.
FY16 outlook intact
Guidance for attributable equivalent gold production for the Group for 2016 remains unchanged at between 2.05Moz and
2.10Moz. AISC is expected to be between US$1,000/oz and US$1,010/oz and AIC is expected to be between US$1,035/oz and US$1,045/oz.
2016 Reviewed Mining Charter
Gold Fields has noted the publication on Friday, 15 April 2016, by the Minister of Mineral Resources of a reviewed draft of the Broad-based socio-economic empowerment charter for the South African mining industry that has been prepared by the
Department of Mineral Resources (DMR). Although the mining industry was not consulted prior to its publication, Gold Fields will engage with the DMR, through the Chamber and appropriate structures, during the consultation period which ends on
31 May 2016.
N.J. Holland
Chief Executive Officer
19 April 2016

March 2016 Quarter Gold Fields Trading Statement and Operating Update

Salient feature and cost benchmarks
Salient features and cost benchmarks for the quarters ended 31 March 2016, 31 December 2015 and 31 March 2015
UNITED STATES DOLLARS
Total Mine
Operations
South Africa
Region
West Africa Region
Ghana
South America
Region
Peru
South Deep
Total
Tarkwa
Damang
Cerro Corona
Operating Results
Ore milled/treated (000 tonnes)
March 2016
8,589
543
4,536
3,497
1,039
1,751
December 2015
8,386
549
4,361
3,299
1,062
1,727
March 2015
8,173
262
4,402
3,385
1,017
1,597
Yield (grams per tonne)
March 2016
1.9
3.6
1.2
1.2
1.2
1.1
December 2015
2.2
3.9
1.3
1.4
1.3
1.2
March 2015
2.0
4.3
1.2
1.2
1.2
1.3
Gold produced (000 managed equivalent ounces)
March 2016
533.1
63.6
181.1
139.5
41.7
62.9
December 2015
585.0
68.1
187.6
144.8
42.9
66.2
March 2015
519.1
36.3
174.8
135.8
39.0
66.6
Gold sold (000 managed equivalent ounces)
March 2016
531.7
63.6
181.1
139.5
41.7
61.6
December 2015
586.3
68.1
187.6
144.8
42.9
67.5
March 2015
508.9
36.3
174.8
135.8
39.0
56.4
Net operating costs (dollar million)
March 2016
(331.0)
(58.5)
(121.6)
(78.0)
(43.5)
(32.8)
December 2015
(342.2)
(61.1)
(117.8)
(72.8)
(45.0)
(38.5)
March 2015
(366.0)
(54.2)
(125.4)
(81.6)
(43.8)
(28.4)
Operating costs (dollar per tonne)
March 2016
40
108
29
25
42
18
December 2015
41
111
28
24
42
21
March 2015
44
207
29
25
44
21
All-in-sustaining costs (dollar per ounce)
March 2016
949
1,183
1,028
994
1,139
386
December 2015
920
1,095
925
799
1,361
1,285
March 2015
1,137
1,929
1,299
1,299
1,299
493
Total all-in-cost (dollar per ounce)
March 2016
953
1,215
1,028
994
1,139
386
December 2015
927
1,156
925
799
1,361
1,285
March 2015
1,146
2,055
1,299
1,299
1,299
493
Sustaining capital expenditure (dollar million)
March 2016
(139.1)
(14.6)
(48.5)
(47.8)
(0.6)
(5.2)
December 2015
(155.1)
(13.2)
(37.5)
(34.6)
(2.8)
(27.6)
March 2015
(170.2)
(14.1)
(88.6)
(84.5)
(4.1)
(6.5)
Non sustaining capital expenditure (dollar million)
March 2016
(2.0)
(2.0)
-
-
-
-
December 2015
(4.2)
(4.2)
-
-
-
-
March 2015
(4.6)
(4.6)
-
-
-
-
Total capital expenditure (dollar million)
March 2016
(141.1)
(16.6)
(48.5)
(47.8)
(0.6)
(5.2)
December 2015
(159.3)
(17.4)
(37.5)
(34.6)
(2.8)
(27.6)
March 2015
(174.7)
(18.7)
(88.6)
(84.5)
(4.1)
(6.5)
UNITED STATES DOLLARS
Australia Region
AUSTRALIAN DOLLARS
Australia Region
SOUTH AFRICAN
RAND
South Africa Region
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South Deep
Operating Results
Ore milled/treated
March 2016
1,759
997
284
100
378
1,759
997
284
100
378
543
(000 tonnes)
December 2015
1,749
974
298
118
359
1,749
974
298
118
359
549
March 2015
1,912
1,144
312
86
370
1,912
1,144
312
86
370
262
Yield
March 2016
4.0
2.7
5.7
5.8
5.6
4.0
2.7
5.7
5.8
5.6
3.6
(grams per tonne)
December 2015
4.7
3.2
6.9
6.5
6.3
4.7
3.2
6.9
6.5
6.3
3.9
March 2015
3.9
2.7
5.9
4.0
6.1
3.9
2.7
5.9
4.0
6.1
4.3
Gold produced
March 2016
225.4
87.0
52.1
18.7
67.5
225.4
87.0
52.1
18.7
67.5
1,978
(000 managed
December 2015
263.0
100.4
65.7
24.6
72.4
263.0
100.4
65.7
24.6
72.4
2,119
equivalent ounces)
March 2015
241.4
98.7
59.6
11.2
72.0
241.4
98.7
59.6
11.2
72.0
1,129
Gold sold
March 2016
225.4
87.0
52.1
18.7
67.5
225.4
87.0
52.1
18.7
67.5
1,978
(000 managed
December 2015
263.0
100.4
65.7
24.6
72.4
263.0
100.4
65.7
24.6
72.4
2,119
equivalent ounces)
March 2015
241.4
98.7
59.6
11.2
72.0
241.4
98.7
59.6
11.2
72.0
1,129
Net operating costs*
March 2016
(118.1)
(35.1)
(34.6)
(15.5)
(32.9)
(163.9)
(48.8)
(48.0)
(21.4)
(45.6)
(924.3)
(million)
December 2015
(124.8)
(45.6)
(31.2)
(14.3)
(33.7)
(175.7)
(64.6)
(44.0)
(20.0)
(47.3)
(857.3)
March 2015
(158.0)
(68.3)
(37.2)
(14.6)
(37.9)
(200.2)
(86.6)
(47.1)
(18.6)
(48.0)
(634.4)
Operating costs
March 2016
71
43
119
155
86
98
59
164
215
120
1,702
(dollar per tonne)
December 2015
73
48
113
123
90
102
67
159
172
126
1,567
March 2015
73
47
117
173
90
92
60
148
219
115
2,421
All-in-sustaining costs
March 2016
904
852
1,106
1,105
759
1,254
1,182
1,536
1,534
1,054
600,563
(dollar per ounce)
December 2015
819
836
828
817
787
1,146
1,171
1,160
1,142
1,101
495,833
March 2015
978
1,029
951
1,757
810
1,240
1,304
1,206
2,226
1,027
726,648
Total all-in-cost
March 2016
904
852
1,106
1,105
759
1,254
1,182
1,536
1,534
1,054
616,706
(dollar per ounce)
December 2015
819
836
828
817
787
1,146
1,171
1,160
1,142
1,101
522,642
March 2015
978
1,029
951
1,757
810
1,240
1,304
1,206
2,226
1,027
774,335
Sustaining capital*
March 2016
(70.8)
(32.7)
(19.6)
(4.0)
(14.5)
(98.2)
(45.4)
(27.2)
(5.6)
(20.1)
(230.1)
(million)
December 2015
(76.9)
(32.4)
(20.1)
(4.9)
(19.5)
(106.6)
(44.8)
(27.9)
(6.8)
(27.0)
(184.4)
March 2015
(61.0)
(25.1)
(16.1)
(4.1)
(15.7)
(77.3)
(31.8)
(20.4)
(5.2)
(19.9)
(165.0)
Non-sustaining capital*
March 2016
-
-
-
-
-
-
-
-
-
-
(31.9)
(million)
December 2015
-
-
-
-
-
-
-
-
-
-
(59.0)
March 2015
-
-
-
-
-
-
-
-
-
-
(54.1)
Total capital
March 2016
(70.8)
(32.7)
(19.6)
(4.0)
(14.5)
(98.2)
(45.4)
(27.2)
(5.6)
(20.1)
(262.0)
expenditure*
December 2015
(76.9)
(32.4)
(20.1)
(4.9)
(19.5)
(106.6)
(44.8)
(27.9)
(6.8)
(27.0)
(243.4)
(million)
March 2015
(61.0)
(25.1)
(16.1)
(4.1)
(15.7)
(77.3)
(31.8)
(20.4)
(5.2)
(19.9)
(218.5)
Average exchange rates were US$1 = R15.79, US$1 = R14.08 and US$1 = R11.71 for the March 2016, December 2015 and March 2015 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.72, A$1 = US$0.72 and A$1 = US$0.79 for the March 2016, December 2015 and March 2015 quarters respectively.
Figures may not add as they are rounded independently.
* In local currency

March 2016 Quarter Gold Fields Trading Statement and Operating Update
Review of Operations
Quarter ended 31 March 2016 compared with
quarter ended 31 December 2015
South Africa region
South Deep Project
March
2016
Dec
2015
Gold produced
000’oz
63.6
68.1
kg
1,978
2,119
Yield – underground reef
g/t
5.91
5.21
AISC
R/kg
600,563
495,833
US$/oz
1,183
1,095
AIC
R/kg
616,706
522,642
US$/oz
1,215
1,156
Gold production decreased by 7 per cent from 2,119 kilograms
(68,100 ounces) in the December quarter to 1,978 kilograms
(63,600 ounces) in the March quarter due to lower volumes mined as a result of the extended Christmas break, partially offset by increased grades.
Total tonnes milled decreased by 1 per cent from 549,000 tonnes in the December quarter to 543,000 tonnes in the March quarter.
Total tonnes milled in the March quarter included 23,000 tonnes of underground waste mined and 187,500 tonnes of surface tailings material compared with 23,000 tonnes of underground waste mined and 122,300 tonnes of surface tailings material in the December quarter. Underground reef yield increased by 13 per cent from 5.21 grams per tonne to 5.91 grams per tonne due to improved grades towards the end of the quarter.
Development decreased by 10 per cent from 1,443 metres in the
December quarter to 1,292 metres in the March quarter. New mine capital development (phase one, sub 95 level) decreased by 20 per cent from 314 metres in the December quarter to 252 metres in the
March quarter. Development in the current mine areas in 95 level and above decreased by 8 per cent from 1,129 metres to 1,040 metres. Destress mining increased by 38 per cent from 7,357
square metres in the December quarter to 10,158 square metres in the March quarter. High profile destress mining improved by 51 per cent from 2,990 square metres to 4,517 square metres. Low profile destress mining improved by 29 per cent from 4,367 square metres to 5,641 square metres. The high profile and low profile methods contributed 44 per cent and 56 per cent, respectively, to total destress.
The current mine (95 level and above) contributed 64 per cent of the ore tonnes in the March quarter, while the new mine (below 95 level) contributed 36 per cent. The long-hole stoping method accounted for 46 per cent of total ore tonnes mined compared with
39 per cent in the December quarter.
Operating costs increased by 8 per cent from R857 million (US$61 million) to R924 million (US$59 million), mainly due to higher bonuses paid and overtime worked during the Christmas break.
Capital expenditure increased by 8 per cent from R243 million
(US$17 million) to R262 million (US$17 million) as a result of higher spending on fleet and the upgrade of the Twin shaft man winder.
Sustaining capital expenditure increased from R184 million (US$13 million) in the December quarter to R230 million (US$15 million) in the March quarter due to additional fleet and the refurbishment of the Twin shaft man winder. Non-sustaining capital expenditure decreased from R59 million (US$4 million) in the December quarter to R32 million (US$2 million) in the March quarter.
All-in sustaining costs increased by 21 per cent from R495,833 per kilogram (US$1,095 per ounce) in the December quarter to
R600,563 per kilogram (US$1,183 per ounce) in the March quarter mainly due to increased operating costs, higher sustaining capital expenditure and a decrease in gold sold.
Total all-in cost increased by 18 per cent from R522,642 per kilogram (US$1,156 per ounce) in the December quarter to
R616,706 per kilogram (US$1,215 per ounce) in the March quarter due to the same reasons as for all-in-sustaining costs.
West Africa region
GHANA
Tarkwa
March
2016
Dec
2015
Gold produced
000’oz
139.5
144.8
Yield
g/t
1.24
1.36
AISC and AIC
US$/oz
994
799
Gold production decreased by 4 per cent from 144,800 ounces in the December quarter to 139,500 ounces in the March quarter due to a planned decreased head grade.
Total tonnes mined, including capital stripping, increased by 10 per cent from 23.0 million tonnes in the December quarter to 25.3 million tonnes in the March quarter. Ore tonnes mined decreased by 6 per cent from 3.6 million tonnes to 3.4 million tonnes.
Operational waste tonnes mined increased by 5 per cent from 8.2 million tonnes to 8.6 million tonnes while capital waste tonnes mined increased by 19 per cent from 11.2 million tonnes to 13.3 million tonnes. Head grade mined decreased from 1.45 grams per tonne to 1.41 grams per tonne. The strip ratio increased from 5.5 to 6.6.
The CIL plant throughput increased by 6 per cent from 3.30 million tonnes in the December quarter to 3.50 million tonnes in the March quarter. Realised yield decreased from 1.36 grams per tonne to
1.24 grams per tonne due to lower head grades mined and
processed as well as a build-up of gold-in-process.
Net operating costs, including gold-in-process movements,
increased by 7 per cent from US$73 million to US$78 million in line with the higher volumes mined.

March 2016 Quarter Gold Fields Trading Statement and Operating Update

Capital expenditure increased by 37 per cent from US$35 million to
US$48 million mainly due to higher capital waste mined.
All-in sustaining costs and total all-in cost increased by 24 per cent from US$799 per ounce in the December quarter to US$994 per
ounce in the March quarter due to lower gold sold, higher capital expenditure and higher net operating costs.
Damang
March
2016
Dec
2015
Gold produced
000’oz
41.7
42.9
Yield
g/t
1.25
1.26
AISC and AIC
US$/oz
1,139
1,361
Gold production decreased by 3 per cent from 42,900 ounces in the
December quarter to 41,700 ounces in the March quarter mainly due to lower tonnes mined and processed.
Total tonnes mined, including capital stripping, decreased by 6 per cent from 4.9 million tonnes in the December quarter to 4.6 million tonnes in the March quarter due to lower excavator availability.
Ore tonnes mined decreased by 20 per cent from 1.0 million tonnes to 0.8 million tonnes. Total waste tonnes mined decreased by 3 per cent from 3.9 million tonnes in the December quarter to 3.8 million tonnes in the March quarter. Head grade mined increased from
1.43 grams per tonne to 1.46 grams per tonne. The strip ratio increased from 3.8 to 4.5.
Yield decreased from 1.26 grams per tonne to 1.25 grams per
tonne.
Tonnes processed decreased by 2 per cent from 1.06 million
tonnes in the December quarter to 1.04 million tonnes in the March.
Net operating costs, including gold-in-process movements,
decreased by 2 per cent from US$45 million to US$44 million, mainly due to a US$1 million gold-in-process charge to cost in the
December quarter compared with US$nil million in the March
quarter.
Capital expenditure decreased by 67 per cent from US$3 million to
US$1 million with the majority spent on capital stripping.
All-in sustaining costs and total all-in cost decreased by 16 per cent from US$1,361 per ounce in the December quarter to US$1,139
per ounce in the March quarter mainly due to lower capital
expenditure.
South America region
PERU
Cerro Corona
March
2016
Dec
2015
Gold produced
000’oz
34.8
36.8
Copper produced
tonnes
7,051
6,645
Total equivalent gold produced
000’ eqoz
62.9
66.2
Total equivalent gold sold
000’ eqoz
61.6
67.5
Yield – gold
g/t
0.64
0.69
– copper
per cent
0.42
0.40
– combined
eq g/t
1.12
1.19
AISC and AIC
US$/oz
386
1,285
AISC and AIC
US$/eq oz
709
1,073
Gold price*
US$/oz
1,167
1,110
Copper price*
US$/t
4,656
4,914
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production decreased by 5 per cent from 36,800 ounces in the
December quarter to 34,800 ounces in the March quarter. Copper production increased by 6 per cent from 6,645 tonnes to 7,051 tonnes. Equivalent gold production decreased by 5 per cent from
66,200 ounces to 62,900 ounces. The decrease in gold production was due to lower head grade treated, in line with the mine
sequencing and the planned production schedule for the March quarter. Gold head grade decreased from 0.97 grams per tonne to
0.94 grams per tonne and copper head grade increased from 0.47 per cent to 0.49 per cent. Gold recoveries decreased from 71.4 per cent to 68.5 per cent and copper recoveries were similar at 85.4 per cent. As a result, gold yield decreased from 0.69 grams per tonne to 0.64 grams per tonne and copper yield increased from 0.40 per cent to 0.42 per cent.
In the March quarter, concentrate with a payable content of 33,939 ounces of gold was sold at an average price of US$1,133 per ounce and 6,982 tonnes of copper was sold at an average price of
US$3,847 per tonne, net of treatment and refining charges. This compared with 37,622 ounces of gold that was sold at an average price of US$1,109 per ounce and 6,770 tonnes of copper that was sold at an average price of US$4,229 per tonne, net of treatment and refining charges, in the December quarter. Total equivalent gold sales decreased by 9 per cent from 67,500 ounces to 61,600 ounces mainly due to lower gold content and lower copper price factor.
Total tonnes mined increased by 18 per cent from 3.31 million tonnes in the December quarter to 3.91 million tonnes in the March quarter. The higher tonnes mined in the March quarter were in line with the mine sequence and the planned production schedule to access new ore areas. Ore mined increased by 2 per cent from
1.72 million tonnes to 1.76 million tonnes. Operational waste tonnes mined increased by 35 per cent from 1.59 million tonnes to
2.15 million tonnes. The strip ratio increased from 0.92 to 1.23 due to higher waste mined in the March quarter.
Ore processed increased by 1 per cent from 1.73 million tonnes in the December quarter to 1.75 million tonnes in the March quarter.

March 2016 Quarter Gold Fields Trading Statement and Operating Update
Net operating costs, including gold-in-process movements,
decreased by 15 per cent from US$39 million to US$33 million mainly due to higher planned maintenance at the processing plant in the December quarter.
Capital expenditure decreased by 82 per cent from US$28 million to US$5 million due to timing and less construction activities at the tailings dam as a result of the rainy season. In addition, the construction of the new camp was completed.
All-in sustaining costs and total all-in cost decreased by 70 per cent from US$1,285 per ounce in the December quarter to US$386 per ounce in the March quarter, mainly due to lower net operating costs and capital expenditure and higher copper by-product credit. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 34 per cent from US$1,073 per equivalent ounce to
US$709 per equivalent ounce mainly due to the same reasons as above.
Australia region
St Ives
March
2016
Dec
2015
Gold produced 000’oz
87.0
100.4
Yield – underground g/t
4.27
4.81
– surface g/t
2.49
2.69
– combined g/t
2.70
3.21
AISC and AIC A$/oz
1,182
1,171
US$/oz
852
836
* Heap leach produced 400 ounces, rinsed from inventory (200 ounces was rinsed in the
December quarter).
Gold production decreased by 13 per cent from 100,400 ounces in the December quarter to 87,000 ounces in the March quarter
primarily due to the closure of the Athena underground mine in
February 2016 and a build-up of gold in circuit.
Total tonnes mined increased by 44 per cent from 7.8 million tonnes in the December quarter to 11.2 million tonnes in the March quarter.
At the underground operations, ore mined decreased by 25 per cent from 237,000 tonnes in the December quarter to 178,000 tonnes in the March quarter with the Athena mine closure in February. The reduced tonnes were partially offset by a 3 per cent increase in head grade from 5.16 grams per tonne to 5.29 grams per tonne.
At the open pit operations, total ore tonnes mined increased by 28 per cent from 660,000 tonnes in the December quarter to 844,000 tonnes in the March quarter. Grade mined decreased by 11 per cent from 3.07 grams per tonne to 2.72 grams per tonne. The
increased tonnes and lower grade were primarily due to the lower grade A5 open pit coming into production during the March quarter.
A5 is a small pit which is expected to supplement production while the higher grade Neptune pit is being stripped.
Operational waste tonnes mined decreased by 24 per cent from 2.1 million tonnes in the December quarter to 1.6 million tonnes in the
March quarter. Capital waste tonnes mined increased by 79 per cent from 4.8 million tonnes to 8.6 million tonnes. The strip ratio increased from 10.4 to 12.1. The increased capital waste tonnes mined were the result of the stripping campaigns at Neptune and
A5 which will complement the Invincible pit as St Ives moves to a predominately open pit operation with the closure of the Athena underground mine.
Throughput at the Lefroy mill increased by 2 per cent from 974,000 tonnes in the December quarter to 997,000 tonnes in the March quarter with more open pit ore available for processing. Yield decreased from 3.21 grams per tonne to 2.71 grams per tonne in line with decreased open pit grades mined and an increase in gold in circuit of 9,200 ounces. Gold production from the Lefroy mill decreased from 100,200 ounces to 86,600 ounces.
Residual leaching and irrigation of the existing heap leach pad continued and a further 400 ounces were produced in the March quarter. This compared with 200 ounces produced in the
December quarter. Since cessation of stacking activities, a total of
24,800 ounces have been produced. This process will continue until pregnant solutions become uneconomic.
Net operating costs, including gold-in-process movements,
decreased by 25 per cent from A$65 million (US$46 million) to A$49 million (US$35 million), mainly due to a A$10 million (US$7 million)
build-up of inventory in the March quarter compared with A$1 million (US$1 million) in the December quarter as well as reduced ore tonnes mined.
Capital expenditure was similar at A$45 million (US$33 million).
All-in sustaining costs and total all-in cost increased by 1 per cent from A$1,171 per ounce (US$836 per ounce) in the December
quarter to A$1,182 per ounce (US$852 per ounce) in the March quarter due to decreased gold sold, partially offset by lower net operating costs.
Agnew/Lawlers
March
2016
Dec
2015
Gold produced 000’oz
52.1
65.7
Yield g/t
5.70
6.88
AISC and AIC A$/oz
1,536
1,160
US$/oz
1,106
828
Gold production decreased by 21 per cent from 65,700 ounces in the December quarter to 52,100 ounces in the March quarter mainly due to lower tonnes and grades mined as planned.
Ore mined from underground decreased by 19 per cent from
313,000 tonnes in the December quarter to 252,000 tonnes in the
March quarter due to lower ounces mined in the New Holland mine as the mine transitions into the new Cinderella orebody. Head grade mined decreased by 11 per cent from 7.25 grams per tonne to 6.45 grams per tonne mainly due to higher grade areas being mined in the New Holland mine in the December quarter.
Tonnes processed decreased by 5 per cent from 298,000 tonnes in the December quarter to 284,000 tonnes in the March quarter due to a planned maintenance shutdown in February. The combined
yield decreased from 6.88 grams per tonne to 5.70 grams per tonne

March 2016 Quarter Gold Fields Trading Statement and Operating Update

due to lower grades mined and the processing of lower grade ore mined in the December quarter.
Net operating costs, including gold-in-process movements,
increased by 9 per cent from A$44 million (US$31 million) to A$48 million (US$35 million) mainly due to a A$1 million (US$1 million)
drawdown of inventory in the March quarter compared with a A$4 million (US$3 million) build-up in the December quarter.
Capital expenditure decreased by 4 per cent from A$28 million
(US$20 million) in the December quarter to A$27 million (US$20 million) in the March quarter. The capital expenditure was primarily on capital development associated with opening up of the Fitzroy
Bengal Hastings (FBH) and Cinderella ore bodies and exploration.
All-in sustaining costs and total all-in cost increased by 32 per cent from A$1,160 per ounce (US$828 per ounce) in the December
quarter to A$1,536 per ounce (US$1,106 per ounce) in the March quarter due to decreased gold sold and higher net operating costs.
Darlot
March
2016
Dec
2015
Gold produced
000’oz
18.7
24.6
Yield g/t
5.84
6.52
AISC and AIC
A$/oz
1,534
1,142
US$/oz
1,105
817
Gold production decreased by 24 per cent from 24,600 ounces in the December quarter to 18,700 ounces in the March quarter due to lower ore grade mined.
Ore mined from underground decreased by 3 per cent from 109,300 tonnes to 105,900 tonnes. Head grade mined decreased from 7.09 grams per tonne in the December quarter to 5.94 grams per tonne in the March quarter. The lower grades mined are consistent with the mining sequence.
Tonnes processed decreased by 15 per cent from 118,000 tonnes in the December quarter to 100,000 tonnes in the March quarter.
The yield decreased from 6.52 grams per tonne to 5.84 grams per tonne due to lower grade ore mined and trial treatment of surface oxide ore. A surface oxide trial contributed 522 ounces to gold production for the March quarter.
Net operating costs, including gold-in-process movements,
increased by 5 per cent from A$20 million (US$14 million) to A$21 million (US$16 million), mainly due to increased ground support costs.
Capital expenditure decreased by 14 per cent from A$7 million
(US$5 million) to A$6 million (US$4 million) due to lower exploration spend.
All-in sustaining costs and total all-in cost increased by 34 per cent from A$1,142 per ounce (US$817 per ounce) in the December
quarter to A$1,534 per ounce (US$1,105 per ounce) in the March quarter due to lower gold sold.
Granny Smith
March
2016
Dec
2015
Gold produced
000’oz
67.5
72.4
Yield g/t
5.56
6.26
AISC and AIC
A$/oz
1,054
1,101
US$/oz
759
787
Gold production decreased by 7 per cent from 72,400 ounces in the
December quarter to 67,500 ounces in the March quarter as stoping proceeded through areas of lower grade than were accessed in the
December quarter, and in line with the plan.
Ore mined from underground increased by 7 per cent from 353,000 tonnes to 378,000 tonnes. Head grade mined decreased from 6.51 grams per tonne in the December quarter to 5.99 grams per tonne in the March quarter. Increased operating development advance
(1,678m versus 1,423m) added lower grade ore to the total,
reducing the overall grade.
Tonnes processed increased by 5 per cent from 359,000 tonnes in the December quarter to 378,000 tonnes in the March quarter in line with the increase in mined tonnes. The yield decreased from
6.26 grams per tonne to 5.56 grams per tonne due to lower head grades.
Net operating costs, including gold-in-process movements,
decreased by 2 per cent from A$47 million (US$34 million) to A$46 million (US$33 million) mainly due to a A$nil million (US$nil million)
drawdown of inventory in the March quarter compared with A$2 million (US$2 million) in the December quarter.
Capital expenditure decreased by 26 per cent from A$27 million
(US$20 million) in the December quarter to A$20 million (US$15 million) in the March quarter. The lower expenditure related to capital mine development, exploration and the completion of the
2015 capital works programme in the December quarter. Sinking of the VR7 fresh air intake raise commenced during the March quarter. This is expected to provide an essential additional source of ventilation for the lower parts of the mine and will be
supplemented by a refrigeration plant. Installation of the gas-fired power station was approaching completion at the end of the
quarter. During the June quarter the operation is planned to switch over to this clean, reliable source of low cost power, with some of the existing diesel generators being used for back-up and
supplementary power.
All-in sustaining costs and total all-in cost decreased by 4 per cent from A$1,101 per ounce (US$787 per ounce) in the December to
A$1,054 per ounce (US$759 per ounce) in the March quarter
mainly due to lower capital expenditure, partially offset by lower gold sold.

March 2016 Quarter Gold Fields Trading Statement and Operating Update
Underground and surface
UNITED STATES DOLLARS,
IMPERIAL OUNCES WITH
METRIC TONNES AND GRADE
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground ore
March 2016
1,271
332
-
-
-
-
939
183
284
94
378
December 2015
1,414
404
-
-
-
-
1,010
235
298
118
359
March 2015
1,388
225
-
-
-
-
1,163
395
312
86
370
– underground waste
March 2016
23
23
-
-
-
-
-
-
-
-
-
December 2015
23
23
-
-
-
-
-
-
-
-
-
March 2015
6
6
-
-
-
-
-
-
-
-
-
– surface ore
March 2016
7,295
188
4,536
3,497
1,039
1,751
820
814
-
6
-
December 2015
6,949
122
4,361
3,299
1,062
1,727
739
739
-
-
-
March 2015
6,779
31
4,402
3,385
1,017
1,597
749
749
-
-
-
– total milled
March 2016
8,589
543
4,536
3,497
1,039
1,751
1,759
997
284
100
378
December 2015
8,386
549
4,361
3,299
1,062
1,727
1,749
974
298
118
359
March 2015
8,173
262
4,402
3,385
1,017
1,597
1,912
1,144
312
86
370
Yield (grams per tonne)
– underground ore
March 2016
5.4
5,9
-
-
-
-
5.4
4.3
5.7
6.0
5.6
December 2015
5.8
5.2
-
-
-
-
6.1
4.8
6.9
6.5
6.3
March 2015
5.1
5.0
-
-
-
-
5.2
4.1
5.9
4.0
6.1
– underground waste
March 2016
-
-
-
-
-
-
-
-
-
-
-
December 2015
-
-
-
-
-
-
-
-
-
-
-
March 2015
-
-
-
-
-
-
-
-
-
-
-
– surface ore
March 2016
1.3
0.1
1.2
1.2
1.2
1.1
2.5
2.5
-
3.3
-
December 2015
1.4
0.1
1.3
1.4
1.3
1.2
2.7
2.7
-
-
-
March 2015
1.3
-
1.2
1.2
1.2
1.3
2.0
2.0
-
-
-
– combined
March 2016
1.9
3.6
1.2
1.2
1.2
1.1
4.0
2.7
5.7
5.8
5.6
December 2015
2.2
3.9
1.3
1.4
1.3
1.2
4.7
3.2
6.9
6.5
6.3
March 2015
2.0
4.3
1.2
1.2
1.2
1.3
3.9
2.7
5.9
4.0
6.1
Gold produced (000 ounces)
– underground ore
March 2016
226.1
63.1
-
-
-
-
163.0
25.2
52.1
18.1
67.5
December 2015
266.7
67.7
-
-
-
-
199.0
36.3
65.7
24.6
72.3
March 2015
230.4
35.9
-
-
-
-
194.2
51.5
59.6
11.2
72.0
– underground waste
March 2016
-
-
-
-
-
-
-
-
-
-
-
December 2015
-
-
-
-
-
-
-
-
-
-
-
March 2015
-
-
-
-
-
-
-
-
-
-
-
– surface ore
March 2016
307.0
0.5
181.1
139.5
41.7
62.9
62.4
61.8
-
0.6
-
December 2015
318.4
0.5
187.6
144.8
42.9
66.2
64.1
64.1
-
-
-
March 2015
288.7
0.2
174.8
135.8
39.0
66.6
47.2
47.2
-
-
-
– total
March 2016
533.1
63.6
181.1
139.5
41.7
62.9
225.4
87.0
52.1
18.7
67.5
December 2015
585.0
68.1
187.6
144.8
42.9
66.2
263.0
100.4
65.7
24.6
72.4
March 2015
519.1
36.3
174.8
135.8
39.0
66.6
241.4
98.7
59.6
11.2
72.0
Operating costs (dollar per tonne)
– underground
March 2016
120
165
-
-
-
-
100
91
119
159
86
December 2015
112
142
-
-
-
-
96
104
113
123
90
March 2015
123
235
-
-
-
-
100
80
117
173
90
– surface
March 2016
27
-
29
25
42
18
37
37
-
84
-
December 2015
27
3
28
24
42
21
40
40
-
-
-
March 2015
27
-
29
25
44
21
30
30
-
-
-
– total
March 2016
40
108
29
25
42
18
71
43
119
155
86
December 2015
41
111
28
24
42
21
73
48
113
123
90
March 2015
44
207
29
25
44
21
73
47
117
173
90
#
March 2016 quarter includes 400 ounces at St Ives, from rinsing inventory at the heap leach operations.

March 2016 Quarter Gold Fields Trading Statement and Operating Update

Administration and corporate information
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za
Registered office
JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
LONDON
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American depository receipts transfer agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Listings
JSE / NYSE: GFI
SWX: GOLI
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer secretaries
SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]
+44 20 8639 5000
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Directors
CA Carolus (
Chair) ° R P Menell (Deputy Chair) °
N J Holland *
(Chief Executive Officer) P A Schmidt (Chief Financial
Officer) K Ansah
#
A R Hill ° G M Wilson ° D N Murray °
D M J Ncube ° S P Reid
ˆ
* British
#
Ghanaian Canadian
ˆ
Australian
° Independent Director Non-independent Director
Website
www.goldfields.com
Forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S.
Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields’ mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group’s business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 19 April 2016
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer